UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 8, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IXYS Corporation

File No. 0-26124 - CF#30053

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IXYS Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2013, as amended.

Based on representations by IXYS Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through August 9, 2023
Exhibit 10.2	through June 27, 2018
Exhibit 10.3	through June 27, 2016
Exhibit 10.4	through August 9, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary